EXHIBIT 12.1
Statement Regarding the Computation of Ratio of Earnings to Fixed Charges

	2001	2002	2003	2004	2005
PRE-TAX LOSS FROM CONTINUING OPERATIONS	$ (74,399)	$ (9,105)	$ (11,403)	$ (3,039)	$ (19,909)

FIXED CHARGES:
Interest Expense	1,456	884	-	-	-
Rental Expense (33%)	466	515	510	161	130

TOTAL FIXED CHARGES	1,922	1,399	510	161	130
EARNINGS:
Pre-tax loss from continuing operations plus fixed charges	$ (72,477)	$ (7,706)	$ (10,893)	$ (2,878)	$ (19,779)

RATIO OF EARNING TO FIXED CHARGES	-	-	-	-	-

Due to losses incurred for the years ended March 31, 2005, 2004, 2003, 2002, and 2001we would have had to generate additional earnings of $19.1 million, $3.0 million, $1.5 million, $11.4 million, $9.1 million and $74.4 million, respectively, to achieve a coverage of 1:1.